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                              January 6, 2021

       Peter A. L. Macdonald
       Secretary and Executive Vice President
       loanDepot, Inc.
       c/o LD Holdings Group LLC
       26642 Towne Centre Drive
       Foothill Ranch, CA 92610

                                                        Re: loanDepot, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on
December 22, 2020
                                                            CIK No. 0001831631

       Dear Mr. Macdonald:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary Historical and Pro Forma Consolidated Financial Information Loan Origination Metrics, page 25

   1. We note your response to comment 7 stating that you do not believe the disclosure of the requested information
would provide any additional material information that would be useful to investors and
that management does not use the metrics. However, we also note your disclosure and
discussion of measures such as average profitability per retail licensed loan officer, average
monthly closings per licensed loan officer and customer acquisition costs elsewhere in the
filing for the period ended September 30, 2020 (e.g., pages 2, 6, 7, etc.). Please help us
reconcile your response that these are not material or meaningful
 Peter A. L. Macdonald
loanDepot, Inc.
January 6, 2021
Page 2
      measures and are not used by management with the fact that they are disclosed and discussed elsewhere in the filing. In addition, considering that you disclose these quantitative measures for the period ended September 30, 2020, tell us why you do not believe it is meaningful or necessary to also disclose the prior period comparable quantitative measures from a trends perspective.
Selected Historical Consolidated Condensed Financial Information
Reconciliation of Non-GAAP Measures, page 91

2. We note your response to comment 11 and reissue our comment in part. Please revise to quantify each of the components of this adjustment and provide us with a reconciliation to the amounts disclosed in your financial statements and related footnotes.
       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter A. L. Macdonald
                                                           Division of
Corporation Finance
Comapany NameloanDepot, Inc.
                                                           Office of Finance
January 6, 2021 Page 2
cc:       Joshua N. Korff
FirstName LastName